Mail Stop 4561

June 27, 2007

Via U.S. Mail and Fax (407) 251-8455
Mr. Omar Jimenez
Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

      RE: **American Leisure Holdings, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2005
               Filed March 31, 2006
               File No. 333-48312

Dear Mr. Jimenez:

We have reviewed your response letter dated June 25, 2007 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4 – Acquisitions, page F-15

1. We have read and reviewed your response to comment 2. Please tell us what facts have changed since your January 8, 2007 response where you concluded and we agreed that based on EITF 98-3 you acquired a business. Based on paragraph 6 of EITF 98-3 this appears to be a business acquisition and you should consolidate the operations of TraveLeaders for all periods since December 30, 2004. Based on prior responses and our conference call on June 11, 2007 it also appears that you control the operations of TraveLeaders through the management agreement entered into with AWT. The fact that you terminated the management agreement with AWT as soon as you received your own license is a strong indicator that you

control the operations and the fact that you receive all of the profits or losses of TraveLeaders is another strong indicator that you control the operations. Please revise to consolidate the operations of TraveLeaders or tell us why this is not necessary.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief